



03024261



SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2003
WASH. D.C. 155 SECTION

BY COURIER
26th June 2003

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Form 88(2) return of allotments of Shares for Taylor Nelson Sofres plc (with covering letter and attachments)
2. Schedule 10 – Notification of Major interests in shares dated 29 May 2003, Fidelity Investments
3. Schedule 10 – Notification of Major interests in share - Fidelity Investments (AVS No:751645)
4. Schedule 10 – Notification of Major interests in share – Fidelity Investments (AVS No:669175)
5. 2003 Annual Return for W.H.F. (Southern) Limited reg. No:2508797
6. 2003 Annual Return for MRM Distributions Limited reg. No: 2182246
7. 2003 Annual Return for Multi Resource Marketing Limited reg. No: 2184976
8. Schedule 10 – Notification of Major interests in shares dated 23 June 2003, Insight Investment
9. Schedule 10 – Notification of Major interests in shares dated 19 June 2003, Standard Life Investments Ltd.
10. Schedule 10 – Notification of Major interests in shares dated 19 June 2003, Standard Life Investments Ltd. (AVS No:871596)
11. Schedule 11 – Notification of Interests of Directors and Connected Persons, dated 20 June 2003, Antony Brian Cowling (AVS No: 698100)
12. Schedule 11 – Notification of Interests of Directors and Connected Persons, dated 20 June 2003, Michael Anthony Kirkham

Yours faithfully



Judith George

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)



F:\Users\CompanySecretarial 030201\ADR's\ltr030620.doc


tns

Westgate
London
W5 1UA

t +44 208 967 4655
f +44 208 967 1446
Judith.george@tns-global.com

Judith George
Assistant Company Secretary


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH, D.C. 155 SECTION

The Registrar of Companies
Companies House
PO Box 29019
21 Bloomsbury Street
London
WC1B 3XD

VIA COURIER

11 June 2003

Dear Sir/Madam

Taylor Nelson Sofres plc
Form 88(2) Return of Allotment of Shares

I enclose duly completed and signed form 88(2) Return of Allotment of Shares in relation to the above-named company.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

f:\users\companysecretarial 030201\companies house\030613_let.doc


Companies House
for the record


SEC MAIL
RECEIVED
PROCESSING
JUN 3 0 2003
WASH, D.C.
155
SECTION

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 912624

Company name in full TAYLOR NELSON SOFRES plc (the Company)

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	05	2003			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	39,100,000		
Nominal value of each share	5 PENCE EACH		
Amount (if any) paid or due on each share *(including any share premium)*	133 PENCE		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100 %		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

The transfer to the Company of 12 Ordinary shares and 52,003,000 preference shares in Nectar Capital Limited (NCL) pursuant to a share subscription and transfer agreement between (1) the Company (2) NCL (3) Deutsche Bank AG London and (4) Cazenove + Co Ltd dated 14 May 2003.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PLEASE SEE ATTACHED SCHEDULE Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form: 2

Signed [signature] Date 11 JUNE 2003

ASSISTANT COMPANY SECRETARY

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

TAYLOR NELSON SOFRES plc
WESTGATE, LONDON W5 1UA
Tel 020 8967 4655

DATED 14 May 2003

TAYLOR NELSON SOFRES PLC

- and -

NECTAR CAPITAL LIMITED

- and -

DEUTSCHE BANK AG LONDON

- and -

CAZENOVE & CO. LTD

SHARE SUBSCRIPTION AND TRANSFER AGREEMENT

Lovells

Ref: C3/TWB/RMU

CONTENTS

DOCUMENTS IN THE AGREED FORM

Jersey legal opinion as referred to in clause 2.1(a)

THIS AGREEMENT is made on 14 May 2003


ADJUDGED
NOT CHARGEABLE
WITH ANY
STAMP DUTY

I.C.A.S.
B
2/6.

BETWEEN:

(1) **Taylor Nelson Sofres plc**, a company incorporated in England and Wales (registered number 912624) whose registered office is at Westgate, London, W5 1UA (the **"Company"**);

(2) **Nectar Capital Limited**, a company incorporated in Jersey (registered number 85361) whose registered office is at Whiteley Chambers, Don Street, St. Helier, Jersey JE4 9WG (**"Cashbox Co"**);

(3) **Deutsche Bank AG London** , of Winchester House, 1 Great Winchester Street, London EC2N 2DB being the London branch of Deutsche Bank Aktiengesellschaft, a corporation duly organised and existing under the law of the Federal Republic of Germany and having its principal place of business at Taunusanlage 12 in the City of Frankfurt (Main) (**"Deutsche Bank"**); and

(4) **Cazenove & Co. Ltd,** a company incorporated in England and Wales (registered number 4153386) whose registered office is at 20 Moorgate, London EC2R 6DA (**"Cazenove"**) (together with Deutsche Bank, hereinafter referred to as the **"Cashbox Co Subscribers"**).

WHEREAS:

(A) The Company is the holder of 88 Ordinary Shares (as defined below) with the remaining 12 issued Ordinary Shares being held by the Cashbox Co Subscribers as to 6 Ordinary Shares each.

(B) The Cashbox Co Subscribers are to subscribe for Preference Shares (as defined below) and transfer those Preference Shares, together with their holdings of Ordinary Shares, to the Company should the Placing (as defined below) proceed.

IT IS AGREED:

1. **INTERPRETATION**

1.1 In this Agreement:

"Admission" has the same meaning as in the Placing Agreement;

"Business Day" means a day (other than a Saturday or Sunday) on which banks in the City of London are generally open for business;

"Closing Date" has the same meaning as in the Placing Agreement;

"Ordinary Shares" means the limited liability no par value ordinary shares which Cashbox Co is authorised to issue;

"**Payment Undertaking**" has the meaning provided in clause 3.2;

"**Placee**" has the same meaning as in the Placing Agreement;

"**Placing Agreement**" means the placing agreement dated the date hereof between the Company and each of the Cashbox Co Subscribers relating to the issue and placing of] ordinary shares of the Company;

"**Placing**" has the same meaning as in the Placing Agreement;

"**Placing Shares**" has the same meaning as in the Placing Agreement;

"**Preference Shares**" means the limited liability no par value redeemable preference shares which Cashbox Co is authorised to issue;

"**Subscription Price**" means the amount per Preference Share set out in the Schedule; and

"**Taxation**" means all forms of taxation and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions and levies in each case whether of the United Kingdom or elsewhere in the world whenever imposed and whether chargeable directly or primarily against or attributable directly or primarily to a person or otherwise and all penalties, charges, costs and interest relating thereto.

1.2 A reference to a document being "in the agreed form" is a reference to a document in the terms agreed between the parties and for identification purposes only initialled by them or on their behalf on or before the date of this Agreement or in such other terms as the parties agree.

2. **CONDITIONS**

2.1 The payment obligation of each of the Cashbox Co Subscribers referred to in clause 3.2 shall be conditional upon receipt of the following on or prior to the time at which payment is to be made on the Closing Date:

(a) a legal opinion dated the Closing Date from Ogier & Le Masurier, Jersey legal advisers to Cashbox Co, in the agreed form; and

(b) certified copies of the memorandum and articles of association of each of Cashbox Co and the Company and of all corporate and other (if any) authorisations required for the execution, delivery and performance of the respective obligations of Cashbox Co and the Company under this Agreement.

2.2 If any of the conditions in clause 2.1 are not satisfied or waived by the Cashbox Co Subscribers on or prior to the Closing Date this Agreement shall terminate without prejudice to any accrued rights or obligations and the parties hereto shall be released and discharged from their respective obligations hereunder, save for the obligations of the

Company pursuant to clauses 5 *(Purchase of Preference Shares by the Company)*, 9 *(Costs and expenses)* and 10 *(Indemnity)* and the Cashbox Co Subscribers pursuant to clauses 5.4 and 5.5.

3. **SUBSCRIPTION OF PREFERENCE SHARES**

3.1 On and subject to the terms of this Agreement, each Cashbox Co Subscriber agrees to subscribe for, and Cashbox Co agrees to allot and issue to each Cashbox Co Subscriber, that number of Preference Shares set out against the name of such Cashbox Co Subscriber in the Schedule.

3.2 In consideration of the agreement to allot the Preference Shares, and subject to clauses 3.4 and 4 below, each Cashbox Co Subscriber severally undertakes to pay the Subscription Price in respect of the Preference Shares subscribed by it pursuant to this clause 3 on demand in consideration for and following the allotment of 26,001,500 Preference Shares, respectively, to each of the Cashbox Co Subscribers by the Cashbox Co (each a **"Payment Undertaking"**).

3.3 The Preference Shares shall be allotted and issued to the Cashbox Co Subscribers credited as fully paid up against the Payment Undertakings.

3.4 The obligations under this Agreement of each Cashbox Co Subscriber to subscribe and pay for, and of Cashbox Co to allot to each Cashbox Co Subscriber, the Preference Shares are conditional upon:

(a) satisfaction of the conditions set out in clause 2.1;

(b) the Placing Agreement having become unconditional in all respects and not having been terminated in accordance with its terms; and

(c) Admission,

at which time allotment of the Preference Shares to each Cashbox Co Subscriber shall occur and the obligation of each Cashbox Co Subscriber to pay the Subscription Price in respect of the number of Preference Shares subscribed by it to Cashbox Co shall take effect.

3.5 Cashbox Co shall deliver to each of the Cashbox Co Subscribers a certificate in respect of such Preference Shares executed by or on behalf of Cashbox Co in accordance with, and otherwise in compliance with, applicable Jersey laws and the memorandum and articles of association of Cashbox Co.

4. **PAYMENT FOR PREFERENCE SHARES**

On the Closing Date, and subject to the matters set out in clause 3.4, each of the Cashbox Co Subscribers shall pay to Cashbox Co the Subscription Price in respect of the

Preference Shares subscribed by it pursuant to clause 3 *(Subscription of Preference Shares)*.

5. **PURCHASE OF PREFERENCE SHARES BY THE COMPANY**

5.1 Subject to the Placing Agreement having become unconditional in all respects and not being terminated in accordance with its terms, the Cashbox Co Subscribers shall, upon the Closing Date and following payment of the Subscription Price pursuant to clause 4, transfer to the Company the legal and beneficial interest in the Preference Shares (having a value of £ 1 per share) and Ordinary Shares (having a value of £1 per share) held by them in consideration for the allotment and issue by the Company of the Placing Shares to such persons as the Cashbox Co Subscribers may direct in accordance with the Placing Agreement.

5.2 Each of the Cashbox Co Subscribers undertakes, represents and warrants that on the Closing Date it will have good title to the Preference Shares and Ordinary Shares to be sold and transferred by it, free of any encumbrances, pre-emption rights or other third party rights or interests.

5.3 The obligations of the Cashbox Co Subscribers to sell and transfer the Preference Shares and Ordinary Shares pursuant to clause 5.1 shall be satisfied by the execution of and the delivery to the Company, or as it may direct, in each case outside the United Kingdom, of a duly executed instrument of transfer together with the relevant certificates (if issued to the Cashbox Co Subscribers) in respect of the relevant Preference Shares and Ordinary Shares.

5.4 Each of the Cashbox Co Subscribers agrees to execute immediately prior to the Closing Date a power of attorney (dated the Closing Date) in order to grant authority to an appropriate person within Jersey to do and perform all acts or things and to execute complete and deliver all such documents (including any stock transfer forms) as are necessary to transfer all or any of the relevant Preference Shares and Ordinary Shares to the Company in accordance with this Agreement.

6. **UNDERTAKINGS**

6.1 Each Cashbox Co Subscriber undertakes that subject as provided in clause 5 *(Purchase of Preference Shares by the Company)*, it will not assign, charge, encumber, transfer, sell or otherwise dispose or deal with the Preference Shares subscribed by it or the Ordinary Shares held by it or all or part of any of its right, title or interest in and to such Preference Shares or Ordinary Shares.

6.2 Each Cashbox Co Subscriber undertakes that it will not exercise any voting rights in respect of the Preference Shares subscribed by it or the Ordinary Shares held by it or that, at the option of the Company, and subject to the Company providing to such Cashbox Co Subscriber such indemnity in respect thereof as the Cashbox Co Subscriber

may reasonably require, it will exercise such voting rights as may be directed by the Company.

7. **PAYMENTS**

All payments made pursuant to the Payment Undertakings and clause 4 shall be made by not later than 4.00pm (London time) (or as agreed between the parties) on the relevant due date for payment in pounds sterling in immediately available funds to such account with such bank in London as shall have been notified by the payee to the payer.

8. **REPRESENTATIONS AND WARRANTIES**

8.1 The Company and Cashbox Co jointly and severally represent, warrant and undertake to each of the Cashbox Co Subscribers that:

(a) Cashbox Co is incorporated under Jersey law;

(b) the creation and issue of the Preference Shares by Cashbox Co and the execution by Cashbox Co of this Agreement have been duly authorised by all corporate or other action required by Jersey law;

(c) this Agreement constitutes a valid and legally binding obligation of Cashbox Co;

(d) the Preference Shares, when allotted, issued and subscribed as provided in this Agreement, will have been duly and validly allotted and issued;

(e) the allotment and issue of the Preference Shares by Cashbox Co and the execution by Cashbox Co of this Agreement and the performance by Cashbox Co of its obligations under this Agreement:

(i) do not and will not conflict with, or result in a breach of, any of the terms or provisions of, the memorandum and articles of association of Cashbox Co or any existing law, rule or regulation applying to or affecting Cashbox Co or any of its property or any judgment, order or decree of any government, governmental body or court having jurisdiction over the same; and

(ii) do not and will not infringe the terms of, or constitute a default under, any trust deed, agreement or other instrument or obligation to which Cashbox Co is a party or by which Cashbox Co or any part of its undertakings, assets, property or revenues is bound;

(f) all consents, approvals, authorisations or other orders of all regulatory authorities in Jersey (if any) required for or in connection with the execution of this Agreement and the allotment and issue of the Preference Shares and the due performance by Cashbox Co of its obligations under this Agreement have been obtained and are in full force and effect; and

(g) the Preference Shares have been duly and validly authorised and, upon allotment and issue as provided in this Agreement, will be fully paid and free from any pre-emption rights.

8.2 The Company represents, warrants and undertakes to each of the Cashbox Co Subscribers that:

(a) the Company is incorporated under the laws of England and Wales;

(b) the execution by the Company of this Agreement has been duly authorised by all corporate or other action required by English law;

(c) this Agreement constitutes a valid and legally binding obligation of the Company;

(d) the execution by the Company of this Agreement and the performance by the Company of its obligations under this Agreement:

(i) do not and will not conflict with, or result in a breach of, any of the terms or provisions of, the memorandum and articles of association of the Company or any existing law, rules or regulation applying to or affecting the Company or any of its property or any judgment, order or decree of any government, governmental body or court having jurisdiction over the same; and

(ii) do not and will not infringe the terms of, or constitute a default under, any trust deed, agreement or other instrument or obligation to which the Company is a party or by which the Company or any part of its undertakings, assets, property or revenues is bound; and

(e) all consents, approvals, authorisations or other orders of all regulatory authorities in the United Kingdom (if any) required for or in connection with the execution of this Agreement and the due performance by the Company of its obligations under this Agreement have been obtained and are in full force and effect.

9. COSTS AND EXPENSES

9.1 Whether or not the Preference Shares are issued and allotted to the Cashbox Co Subscribers the Company shall pay:

(a) to each Cashbox Co Subscriber on demand all costs and expenses (including legal fees) reasonably incurred by it in connection with the preparation, negotiation and entry into of this Agreement;

(b) to each Cashbox Co Subscriber on demand all costs and expenses (including legal fees) reasonably incurred by it in connection with the enforcement of, or preservation of any rights under, this Agreement; and

(c) to the relevant Taxation authority on demand by a Cashbox Co Subscriber (and on its behalf, if applicable), all capital duty, stamp duty, stamp duty reserve, documentary, registration and other like duties or taxes (including, without limitation, any fines, interest or penalties payable and any such duties or taxes (or fines, penalties or interest) payable by either Cashbox Co Subscriber) ("**transfer taxes**") imposed or payable in the United Kingdom or the Island of Jersey on or in connection with the execution, performance or enforcement of this Agreement and the issue, allotment of and/or subscription for the Preference Shares by the Cashbox Co Subscribers pursuant to clause 3 or the purchase, sale and transfer of the Preference Shares and Ordinary Shares by the Cashbox Co Subscriber pursuant to clause 5, and shall indemnify each of the Cashbox Co Subscribers against any liability arising to it by reason of any delay or omission by Cashbox Co or the Company in paying the same (including, without limitation, any fines, interest or penalties payable) and if a Cashbox Co Subscriber accounts for any transfer taxes (or fines, interest or penalties) payable by the Company pursuant to this clause, the Company shall reimburse the Cashbox Company Subscriber on demand for the amount so accounted for (together with an amount equal to any reasonable costs incurred by the Cashbox Co Subscriber in connection therewith), providing that this clause shall not oblige the Company to indemnify a Cashbox Co Subscriber or pay any transfer taxes:

(i) to the extent that such liability is due to any unreasonable delay by the Cashbox Co Subscriber itself in paying such transfer taxes or in demanding payment to the Taxation authority pursuant to this clause of any transfer taxes payable by the Cashbox Co Subscriber; or

(ii) where the Cashbox Co Subscriber demands payment to the Taxation authority of such transfer taxes or accounts for such transfer taxes where it was not reasonable for it to do so.

9.2 All costs and expenses payable pursuant to clause 9.1 shall be paid together with irrecoverable value added tax (if any) thereon.

10. **INDEMNITY**

10.1 The Company agrees to indemnify and keep indemnified each Cashbox Co Subscriber and all other members of the Deutsche Bank Group and Cazenove Group respectively and their respective directors and officers (each an "**indemnified party**") against any and all losses, liabilities, costs, Taxation, claims, charges, actions, proceedings, damages, expenses (including legal fees, costs and expenses reasonably incurred), demands, regulatory or governmental investigations, judgments and awards which an indemnified party may incur or which may be made against them (or any of them) as a result or arising out of, or in relation to, the issue, subscription and transfer of the Preference Shares (or,

in the case of transfer only, the Ordinary Shares) pursuant to and in accordance with this Agreement or any breach by the Company or Cashbox Co of its representations, warranties, agreements and undertakings contained in this Agreement, providing that nothing in this Agreement shall oblige the Company to indemnify any of the indemnified parties:

(a) for any Taxation imposed on or calculated by reference to the net income received or receivable by either Cashbox Co Subscriber from the Company or a member of its Group for performing its services pursuant to the Placing Agreement or in connection with the Placing; or

(b) to the extent that any loss, cost or liability is found in a judgment by a court of competent jurisdiction, from which there is no right of appeal or where such right of appeal is not exercised within reasonable time limits, to have resulted from the fraud, negligence or default of the Cashbox Co Subscribers; or

(c) for any failure to pay under clause 4; or

(d) for any transfer taxes (as defined in clause 9) to the extent that the Company is not obliged to pay the same under clause 9.1(c) by reason of the proviso at the end of such clause.

10.2 If the United Kingdom Inland Revenue or another taxing authority brings into any charge to Taxation a sum payable by the Company under clause 9 or clause 10, the amount so payable shall be grossed up by such amount as ensures that after deduction of the tax so chargeable there remains a sum equal to the amount that would otherwise have been payable under clause 9 or 10 (as applicable). If the Company makes a payment under this clause 10.2 and the relevant Cashbox Co Subscriber determines that it does not have to make an actual payment of Taxation which it would have had to make but for a deduction in computing the net income for Taxation purposes of such Cashbox Co Subscriber which is directly attributable to the losses, liabilities, costs, Taxation (including any transfer taxes as defined in clause 9), claims, charges, actions, proceedings, damages or expenses in respect of which the Company has made a payment under this clause 10.2, then the Cashbox Co Subscriber shall pay an amount to the Company which that Cashbox Co Subscriber determines will leave it (after that payment) in the same after Taxation position as it would have been in had the payment under this clause 10.2 not been made by the Company.

10.3 For the avoidance of doubt, the Company shall not be liable to indemnify either Cashbox Co Subscriber or pay any transfer tax under clauses 9 or 10 to the extent that the indemnified loss or transfer tax has been made good or paid under any other provision of this Agreement, the Placing Agreement and/or the Initial Subscription and Put and Call Option Agreement.

11. **NATURE OF RIGHTS AND OBLIGATIONS**

Nothing in this Agreement shall be construed as an obligation of the Cashbox Co Subscribers to subscribe for any securities other than the Preference Shares pursuant to this Agreement.

12. **COUNTERPARTS**

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall be an original, but all of which when taken together shall constitute a single instrument, and any party may enter into this Agreement by signing any such counterpart.

13. **TIME**

The parties may agree to extend a time, date or period mentioned in this Agreement but as regards a time, date or period originally fixed or a time, date or period so extended, time is of the essence.

14. **FURTHER ASSURANCE**

At any time after the date hereof each party agrees that it shall, promptly upon being required to do so by any other party hereto, do or procure that there shall be done all such acts and things and execute or procure the execution of all such documents and instruments as such party may from time to time reasonably require (before or after the Closing Date) in order to give full effect to this agreement (including, without limitation, procuring that the Preference Shares are allotted and issued as freely transferable shares), subject to the provisions of this Agreement.

15. **ASSIGNMENT AND TRANSFERS**

No party may assign or transfer all or any of its rights or obligations under this Agreement without prior written consent of the others. This Agreement shall enure to the benefit of and bind the respective successors and permitted assigns of the parties.

16. **VARIATION**

No variation of this Agreement shall be effective unless made in writing and signed by or on behalf of each of the parties to this Agreement.

17. **INVALIDITY**

Each of the provisions of this Agreement is severable. If any such provision or part thereof is or becomes illegal, invalid or unenforceable in any respect, such provision or part shall to that extent be deemed not to form part of this Agreement but the legality, validity and enforceability of the remaining provisions hereunder shall not in any way be affected or impaired thereby.

18. **NOTICES**

18.1 Any notice or other communication to be given under this Agreement shall be in writing, shall be deemed to have been duly served on, given to or made in relation to a party if it is left at the authorised address of that party, posted by registered post or pre-paid airmail (if posted to an overseas address) addressed to that party at such address, or sent by facsimile transmission to a machine situated at such address and shall if:

(a) personally delivered, be deemed to have been received at the time of delivery;

(b) posted to an inland address in the United Kingdom, be deemed to have been received on the second Business Day after the date of posting and if posted to an overseas address, be deemed to have been received on the fifth Business Day after the date of posting; or

(c) sent by facsimile transmission, be deemed to have been received upon receipt by the sender of a facsimile transmission report (or other appropriate evidence) that the facsimile has been transmitted to the addressee,

PROVIDED that where, in the case of delivery by hand or facsimile transmission, delivery or transmission occurs after 6.00 pm on a Business Day or on a day which is not a Business Day, receipt shall be deemed to occur at 9.00 am on the next following Business Day.

18.2 For the purposes of this clause the authorised address of each party shall be the address set out below (including the details of the facsimile number and person for whose attention a notice or communication is to be addressed) or such other address (and details) as that party may notify to the others in writing from time to time in accordance with the requirements of this clause:

The **Company** and **Cashbox Co**:

Address: Westgate, London, W5 1UA

Facsimile No: 020 8697 1334

Attention: Paul Wright

With a copy to:

Address: Ogier Corporate Services Limited, Whiteley Chambers, Don Street, St. Helier, Jersey JE4 9WG

Facsimile No: +44 (0) 1534 504 444

Attention: Ann Mills

Deutsche Bank

Address: Winchester House, 1 Great Winchester Street, London EC2N 2DB

Facsimile No: 020 7547 4577

Attention: Charles Wilkinson

Cazenove

Address: 20 Moorgate, London EC2R 6DA

Facsimile No: 020 7155 9606

Attention: Malcolm Moir

18.3 The Cashbox Co hereby irrevocably appoints the Company at its registered office from time to time to receive, for it and on its behalf, service of process in any proceedings in England. Such service shall be deemed completed on delivery to the Company (whether or not it is forwarded to and received by the Cashbox Co).

19. **CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999**

19.1 Each indemnified party will have the right under the Contracts (Rights of Third Parties) Act 1999 (the "**Act**") (which will apply to clause 10 *(Indemnity)* of this Agreement) to enforce its rights against the Company under this Agreement, provided that, save to the extent notified to the Company in writing by a Cashbox Co Subscriber in relation to an indemnified party connected to it, such Cashbox Co Subscriber will have sole conduct of any action on behalf of each such indemnified party connected to it. The Cashbox Co Subscribers shall have no responsibility to any indemnified party under or as a result of this Agreement.

19.2 Save as aforesaid, a person who is not a party to this Agreement has no right under the Act to enforce any term of this Agreement.

20. **GOVERNING LAW AND JURISDICTION**

20.1 This Agreement (together with all documents to be entered into pursuant to it which are not expressed to be governed by another law) shall be governed by, construed and take effect in accordance with English law.

20.2 The courts of England shall have exclusive jurisdiction to settle any claim, dispute or matter of difference which may arise out of or in connection with this Agreement (including without limitation claims for set-off or counterclaim) or the legal relationships established by this Agreement.

20.3 Any claim form, judgment or other notice of legal process shall be sufficiently served on the relevant party if delivered in accordance with clause 15 *(Notices)*.

THE SCHEDULE

Number of Preference Shares to be subscribed for by Deutsche Bank:	26,001,500
Number of Preference Shares to be subscribed for by Cazenove:	26,001,500
Subscription Price per Preference Share:	£ 1

AS WITNESS the hands of the parties or their duly authorised agents the day and year first above written

Signed by

for and on behalf of

Taylor Nelson Sofres plc

....

Title: P. WRIGHT
PURSUANT TO A POWER OF
ATTORNEY DATED 13 MAY 2003

Signed by

for and on behalf of

Nectar Capital Limited

....

Title: Director

Signed by

for and on behalf of

Deutsche Bank AG London

....

Title: MARTIN PENGELLEY
DIRECTOR

CHARLES WILKINSON
MANAGING DIRECTOR

Signed by

for and on behalf of

Cazenove & Co. Ltd

....

Title: MALCOLM MOIR
MANAGING DIRECTOR

Taylor Nelson Sofres plc
39,100,000 shares

r	Allotment (shares)							
ne Asset Management, London	4,400,000		1 Appold Street		London		EC2A 2UU	England
Capital Management (UK)	4,400,000		25 Cannon St		London		EC4M 5TA	England
HT (formerly Clerical Medical)	2,850,000		33 Old Broad Street		London		EC2N 1HZ	England
r Threadneedle Asset Management	2,500,000		60 St Mary Axe		London		EC3A 8BA	England
wne Partners	2,450,000		86 Brook Street		London		W1K 5BA	England
Goldman Sachs Asset Management	400,000		10-15 Newgate Street		London		EC1A 7HD	England
er Investment Management	400,000		31 Gresham Street		London		EC2V 6QA	England
ore Investment Mgt.	350,000		Gartmore House	8 Fenchurch Place	London		EC3M 4PH	England
eutscher Investment-Trust	300,000		11 - 13 Mainzer Landstr		Frankfurt			Germany
ll Wace	300,000		29 Queen Anne's Gate		London		SW1H 9BN	England
Fund Management (CGU)	300,000		34-36 Lime Street		London		EC3M 7JE	England
inancial - USA	200,000		500 Boylston Street		Boston		MA 02116	USA
r Capital Management	200,000		Tower 42	25 Old Broad Street	London		EC2N 1HQ	England
Deutsche Asset Management	150,000		1 Appold Street		London		EC2A 2UU	England
London Asset Management	145,000		55 Gracechurch Street	P O Box 16305	London		EC3V 0UF	England
(DIM - Spezialfonds)	135,000		Mainzer Landstrasse 16		Frankfurt		D-60325	Germany
us / Pioneer	135,000		1 Georges Quays Plaza	George Quays	Dublin			Ireland
as Applegate	135,000		600 West Broadway	31st Floor	San Diego	CA	92101-3398	United States
iff Capital Management	135,000		26 Throgmorton Street		London		EC2N 2AN	England
utual Portfolio Managers	135,000		80 Cheapside		London		EC2V 6EE	England
Price Fleming	135,000		25 Copthall Avenue		London		EC2R 7BP	England
n	100,000		Woolwich House	61 Mosley Street	Manchester		M2 3HZ	England
1	100,000		Santander House	100 Ludgate Hill	London		EC4M 7NL	England
enerali	75,000		Gereonswall 68		Cologne		D-50670	Germany
/ Banco Santander Central Hispano	75,000		Paseo De La Castellana 75	4 Planta	Madrid		28046	Spain
ania Financiera, Geneva	75,000		Boulevard Helvetique 31	Case Postale 3053	Geneva		1211	Switzerland
Suisse Asset Management	75,000		155 Moorgate	Moorgate Hall	London		EC2M 6UA	England
rovident	75,000		1 Sun Street		London		EC2A 2EP	England
o Monte Paschi Asset Mgmt SGR	75,000		Via San Vittore 37		Milan		20123	Italy
	75,000		6th Floor	135 Cannon Street	London		EC4N 5BP	England
Currie Investment Management	75,000		46 Cannon Street		London		EC4N 6JJ	England
tar	75,000		1 Knightsbridge Green		London		SW1X 7NE	England
Capital	75,000		1 Adam Street		London		WC2N 6LE	England
Pension Fund UK	75,000		Shell Centre	FNT/1	London		SE1 7NA	England
Universities Superannuation Scheme	75,000		99 Bishopsgate	13th Floor	London		EC2M 3XD	England
Asset Management, London	73,500		Tower 42 Level 37	25 Old Broad Street	London		EC2N 1HQ	England
Amsterdam	30,000		Archimedeslaan 6	Utrecht	Amsterdam		3584 BA	Netherlands
s Capital Fund	20,000		2 Wetherby Gardens	Flat 2	London		SW5 0JN	England

	Allotment							
l M&G Asset Management	18,000		Governers House	Laurence Poutney Hill	London		EC4R 0HH	England
enerale du Luxembourg	10,000		14 rue d'Aldringen		Luxembourg		L-2951	Luxembourg
ers	10,000		1 Rue du Perron		Geneva		1204	Switzerland
apital Management	10,000		13 Park Place		London		SW1A 1LP	England
Co., London	10,000		15 Lombard Street		London		EC3V 9AU	England
tal	10,000		8-10 Dryden Street.		London		WC2E 9NA	England
nschot Bankiers (Asset Mgt)	10,000		Hooge Steenweg 27-31	S-Hertogenbusch	Netherlands		NL-5211	Netherlands
pital	10,000		66 St James's Street		London		SW1A 1NE	England
& General	10,000		25A Motcombe Street		London		SW1 8JU	England
(Confide)	10,000		Neptune House Suite 215	PO BOX 647	Marina Bay			Gibraltar
ar	10,000		11 Old Jewry		London		EC4V 4HR	England
o	10,000		135 Cannon Street		London		EC4N 5BP	England
it Investment Managers	10,000		7th Floor	11 Old Jewry	London		EC2Q 8DU	England
Cie	10,000		Boulevard Georges-Favon 29		Geneva		1204	Switzerland
d & Cie. Banque	10,000		42 Rue d'Anjou		Paris		75008	France
d Asset Management	10,000		1 King William Street		London		EC4N 7AR	England
Williamson	10,000		1 Riding house Street.		London			England
River Capital	10,000		51 Berkeley Square		London		W1J 5BB	England
Gilissen	10,000		15 Appold Street		London		EC2A 2AA	England
Asset Mgmt	10,000		49 St. James Street		London		SW1A 1JT	England
ncaire Privee, Geneva	10,000		Rue du Rhone 96-98	CP1211	Geneva		CH-1204	Switzerland
Nominees Limited Account	17,503,500		20 Moorgate		London		EC2R 6DA	England
	39,100,000							


London
STOCK EXCHANGE

RNS | The company news service from the London Stock Exchange



View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Holding(s) in Company		14:41 20 Jun 03

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1.	Name of company TAYLOR NELSON SOFRES plc		Name of shareholder having a major interest FIDELITY INVESTMENTS
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. ABOVE	**4.**	Name of the registered holder(s) and, if more than one ho number of shares held by each of them STATE STREET NOMINEES, 693,320 CHASE NOMINEES 8,118,580 CHASE NOMINEES 4,185,971 CHASE MANHATTAN BANK LONDON 5,789,472 MELLON NOMINEES 583,500 BANK OF NEW YORK EUROPE 273,700 MSS NOMINEES 94,800 CITIBANK 308,400 BANK OF NEW YORK LONDON 1,373,500 NORTHERN TRUST 316,900 DEUTSCHE BANK 67,600 BANKERS TRUST 137,600 NORRTRUST NOMINEES LTD 591,815 STATE STREET NOMINEES 1,287,300 RBS TRUST BANK 321,135 MORGAN STANLEY 365,571 NORTHERN TRUST 5,228,868 STATE STREET BANK & TRUST 2,644,157 MELLON BANK 111,500 BANK OF NEW YORK EUROPE 1,359,930 JP MORGAN 653,369 BANK OF NEW YORK, LONDON 8,751,966 CHASE NOMINEES 371,699 CHASE MANHATTAN BANK LONDON 2,410,540 BANK OF NEW YORK BRUSSELS 1,117,023 DEUTSCHE BANK 218,600 CITIBANK 95,600 HSBC CLIENT HOLDINGS NOMINEE (UK) 43,800

5. Number of shares/amount of stock acquired	**6.** Percentage of issued class	**7.** Number of shares/amount of stock disposed	**8.** Percentage of issued c

487,584	0.11%	N/A	N/A

9. Class of security	**10.** Date of transaction	**11.** Date company inforr
ORDINARY SHARES, 5 PENCE EACH	03/06/19	03/06/20

12. Total holding following this notification	**13.** Total percentage holding of issued class following this nc
47,516,216	11.037%

14. Any additional information	**15.** Name of contact and telephone number for queries
N/A	JUDITH GEORGE, ASSISTANT COMPANY SECRET/ 020 897 4655 OR 07734 044320

16. Name and signature of authorised company official
Responsible for making this notification

IAN PORTAL, GROUP COMPANY SECRETARY, 020 8967 2196 OR 07736613847

Date of notification 29 MAY 2003

END


status list



View Announcement



status list

Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Holding(s) in Company		14:23 29 May 03

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 751645

All relevant boxes should be completed in block capital letters.

1.	Name of company TAYLOR NELSON SOFRES plc		Name of shareholder having a major interest FIDELITY INVESTMENTS
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. ABOVE	**4.**	Name of the registered holder(s) and, if more than one ho number of shares held by each of them STATE STREET NOMINEES, 693,320 CHASE NOMINEES 8,118,580 CHASE NOMINEES 4,185,971 CHASE MANHATTAN BANK LONDON 5,789,472 MELLON NOMINEES 583,500 BANK OF NEW YORK EUROPE 273,700 BT GLOBENET NOMINEES 45,800 MSS NOMINEES 94,800 CITIBANK 308,400 BANK OF NEW YORK LONDON 1,346,400 NORTHERN TRUST 296,000 DEUTSCHE BANK 67,600 BANKERS TRUST 137,600 NORRTRUST NOMINEES LTD 591,815 STATE STREET NOMINEES 1,287,300 RBS TRUST BANK 402,535 MORGAN STANLEY 365,571 NORTHERN TRUST 5,228,868 STATE STREET BANK & TRUST 2,461,585 MELLON BANK 111,500 BANK OF NEW YORK EUROPE 1,359,930 JP MORGAN 653,369 BANK OF NEW YORK, LONDON 8,751,966 CHASE NOMINEES 396,699 CHASE MANHATTAN BANK LONDON 2,001,328 BANK OF NEW YORK BRUSSELS 1,117,023 DEUTSCHE BANK 218,600 CITIBANK 95,600 HSBC CLIENT HOLDINGS NOMINEE (UK) 43,800

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares/amount of stock disposed	8. Percentage of issued c
8,108,956	1.88%	N/A	N/A

9. Class of security	10. Date of transaction	11. Date company inforr
ORDINARY SHARES, 5 PENCE EACH	28/05/03	29/05/03

12. Total holding following this notification	13. Total percentage holding of issued class following this nc
47,028,632	10.93%

14. Any additional information	15. Name of contact and telephone number for queries
N/A	JUDITH GEORGE, ASSISTANT COMPANY SECRET/ 020 897 4655 OR 07734 044320

16. Name and signature of authorised company official
Responsible for making this notification

IAN PORTAL, GROUP COMPANY SECRETARY, 020 8967 2196 OR 07736613847

Date of notification 29 MAY 2003

END


status list



View Announcement


status list

Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Holding(s) in Company		11:34 5 Jun 03

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO. 669175

All relevant boxes should be completed in block capital letters.

1.	Name of company TAYLOR NELSON SOFRES plc		Name of shareholder having a major interest FIDELITY INVESTMENTS
3.	Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. ABOVE	**4.**	Name of the registered holder(s) and, if more than one ho number of shares held by each of them STATE STREET NOMINEES, 693,320 CHASE NOMINEES 8,118,580 CHASE NOMINEES 4,185,971 CHASE MANHATTAN BANK LONDON 5,789,472 MELLON NOMINEES 583,500 BANK OF NEW YORK EUROPE 273,700 MSS NOMINEES 94,800 CITIBANK 308,400 BANK OF NEW YORK LONDON 1,346,400 NORTHERN TRUST 296,000 DEUTSCHE BANK 67,600 BANKERS TRUST 137,600 NORRTRUST NOMINEES LTD 591,815 STATE STREET NOMINEES 1,287,300 RBS TRUST BANK 321,135 MORGAN STANLEY 365,571 NORTHERN TRUST 5,228,868 STATE STREET BANK & TRUST 2,461,585 MELLON BANK 111,500 BANK OF NEW YORK EUROPE 1,359,930 JP MORGAN 653,369 BANK OF NEW YORK, LONDON 8,751,966 CHASE NOMINEES 396,699 CHASE MANHATTAN BANK LONDON 2,128,528 BANK OF NEW YORK BRUSSELS 1,117,023 DEUTSCHE BANK 218,600 CITIBANK 95,600 HSBC CLIENT HOLDINGS NOMINEE (UK) 43,800

5.	Number of shares/amount of stock acquired	**6.**	Percentage of issued class	**7.**	Number of shares/amount of stock disposed	**8.**	Percentage of issued c

of stock acquired	class	of stock disposed	
0	1.88%	N/A	N/A

9. Class of security	**10.** Date of transaction	**11.** Date company inforr
ORDINARY SHARES, 5 PENCE EACH	03/06/03	03/06/03

12. Total holding following this notification	**13.** Total percentage holding of issued class following this nc
47,028,632	10.93%

14. Any additional information	**15.** Name of contact and telephone number for queries
N/A	JUDITH GEORGE, ASSISTANT COMPANY SECRET/ 020 897 4655 OR 07734 044320

16. Name and signature of authorised company official
Responsible for making this notification

IAN PORTAL, GROUP COMPANY SECRETARY, 020 8967 2196 OR 07736613847

Date of notification 29 MAY 2003

END


status list



Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

18 June 2003

Dear Sir/Madam

MRDM Distributions Limited registered no. 2182246
Annual return for the period ended 27 June 2003

Multi Resource Marketing Limited registered no. 2184976
Annual return for the period ended 27 June 2003

W.H.F. (Southern) Limited registered no. 2508797
Annual return for the period ended 3 July 2003

I enclose duly completed and signed forms 363s annual return for the above-named companies together with a cheque for £45.00 being the filing fees due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

f:\users\companysecretarial 030201\companies house\030618.doc

Companies House

— for the record —

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

The Company Secretary
W.H.F. (SOUTHERN) LIMITED
C/O Taylor Nelson Sofres
Westgate
London
W5 1UA

14678-01953

RECEIVED
19 MAY 2003

Our Ref 2508797/03/10
Date 19th May 2003

2003 Annual Return for Company Number 2508797

Your company's 2003 Annual Return is attached to this letter. It shows the information Companies House held on **11th May 2003** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **5th June 2003 the return date**
- Reaches Companies House by **3rd July 2003 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £15. Please send a cheque made payable to Companies House with your completed Annual Return.

AWARDED FOR EXCELLENCE

P.T.O

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF
Crown Way, Cardiff CF14 3UZ

LONDON
21 Bloomsbury Street, London
WC1B 3XD

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Central Library, Chamberlain Square,
Birmingham B3 3HQ

LEEDS
25 Queen Street, Leeds LS1 2TW

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75 Mosley Street, Manchester M2 2HR

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Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588

Companies House

— for the record —

Company Name

W.H.F. (SOUTHERN) LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

2508797

Information extracted from Companies House records on

11th May 2003

Section 1: Company details

Ref: 2508797/03/10

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	C/O Taylor Nelson Sofres Westgate London W5 1UA	Address UK Postcode _ _ _ _ _ _ _
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode _ _ _ _ _ _ _
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode _ _ _ _ _ _ _
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7413 Market research, opinion polling	**SIC CODE** **Description** _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Executive Chairman	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Roy Hamilton FINDLAY **Address** 29 Nortoft Road Chalfont St Peter Gerrards Cross Buckinghamshire SL9 0LA **Date of birth** 14/08/1949 **Nationality** British **Occupation** Managing Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Roy Hamilton FINDLAY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share ______
	Nominal value of each share £1.00	Nominal value of each share ______
	Number of shares issued 2	Number of shares issued ______
	Aggregate Nominal Value of issued shares £2.00	Aggregate Nominal Value of issued shares ______
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2	Total number of shares issued ______
	Total Nominal value of shares issued £2.00	Total Nominal value of shares issued ______

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES GROUP LTD	Name ______________	
Address Westgate London W5 1UA	Address ______________ ______________ ______________ ______________ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** TAYLOR NELSON SOFRES GROUP LTD
Shares held *Class* Ordinary — *Number* 2	**Shares held** *Class* ______ *Number* ______ *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* _ _/_ _/_ _ _ _ *Class* ______ *Number* ______ *Date of transfer* _ _/_ _/_ _ _ _

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ______________ Date __ / __ / ____
(~~Director~~ / Secretary)

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***5/6/2003***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **5th June 2004** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc
Westgate
London

DX number *if applicable*: _____

DX exchange: ______

Postcode: W5 1UA



Companies House

— for the record —

The Company Secretary
MRM DISTRIBUTIONS LIMITED
C/O Taylor Neilson Sofres Plc
Westgate
London
W5 1UA

14232-00141

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

RECEIVED
15 MAY 2003

Our Ref 2182246/03/10
Date 13th May 2003

2003 Annual Return for Company Number 2182246

Your company's 2003 Annual Return is attached to this letter. It shows the information Companies House held on **5th May 2003** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **30th May 2003 the return date**
- Reaches Companies House by **27th June 2003 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £15. Please send a cheque made payable to Companies House with your completed Annual Return.



AWARDED FOR EXCELLENCE

P.T.O

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF
Crown Way, Cardiff CF14 3UZ

LONDON
21 Bloomsbury Street, London WC1B 3XD

BIRMINGHAM
Central Library, Chamberlain Square, Birmingham B3 3HQ

LEEDS
25 Queen Street, Leeds LS1 2TW

MANCHESTER
75 Mosley Street, Manchester M2 2HR

EDINBURGH
37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call 0870 3333636

or visit our web site at www.companieshouse.gov.uk

Switchboard 029 2038 8588



Companies House

— for the record —

Company Name

MRM DISTRIBUTIONS LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
2182246

Information extracted from Companies House records on
5th May 2003

Section 1: Company details

Ref: 2182246/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Neilson Sofres Plc Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** 7440 **Advertising**	**SIC CODE** **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
> Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 240,000	Number of shares issued
	Aggregate Nominal Value of issued shares £240,000.00	Aggregate Nominal Value of issued shares
> Total shares issued and value *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 240,000	Total number of shares issued
	Total Nominal value of shares issued £240,000.00	Total Nominal value of shares issued

> At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.

Section 4. Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC	Name ____________	
Address Westgate London W5 1UA	Address ____________ ____________ ____________ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* Ordinary — *Number* 240000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 2182246



Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 16 / 05 / 2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *30/5/2003*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th May 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc, Westgate, London

DX number *if applicable*: __ __ __ __ __ __

DX exchange:

Postcode: W5 1UA



Companies House

— for the record —

The Company Secretary
MULTI RESOURCE MARKETING LIMITED
C/O Taylor Nelson Sofres Plc
Westgate
London
W5 1UA

14232-00148

Crown Way Cardiff CF14 3UZ
Telephone 0870 3333636
Fax 029 2038 0900
DX 33050 Cardiff

RECEIVED
15 MAY 2003

Our Ref 2184976/03/10
Date 13th May 2003

2003 Annual Return for Company Number 2184976

Your company's 2003 Annual Return is attached to this letter. It shows the information Companies House held on **5th May 2003** about your company and makes provision for you to enter certain details that are not already held.

What you should do

- Check the information already pre-printed on the Annual Return
- Enter any changes to that information in the spaces provided
- Complete and sign the Declaration
- **Return the full Annual Return with the fee payment.**

Important dates

Please make sure that the information you give us:
- Confirms your company's details as at **30th May 2003 the return date**
- Reaches Companies House by **27th June 2003 at the latest**

Returning the form

Failure to deliver an Annual Return on time is a criminal offence and may result in the prosecution of your company and its officers or the company being struck off the register. This applies to all companies, **even those which have not been trading**.

Company no longer required?

If the company is not trading and is no longer required, let us know by telephoning 0870 3333636.

The fee

The fee for the Annual Return is £15. Please send a cheque made payable to Companies House with your completed Annual Return.



P.T.O

THE ANNUAL RETURN FORM 363s

USING THE SPACE PROVIDED ALONGSIDE PRE-PRINTED INFORMATION, YOU CAN USE THIS FORM TO:

- Change or correct the registered office address of the company;
- Notify or change the address where the company's register of members is kept (if applicable);
- Notify or change the address where the company's register of debenture holders is kept;
- Change or add to the pre-printed list of principal business activities;
- Change or correct any pre-printed information about the company's existing directors and secretaries;
- Change or correct any pre-printed information about existing shareholders (if applicable).

REMEMBER

- *Make sure all the pre-printed addresses and the names of the company's secretary and director(s) are given in full and, where pre-printed, that the dates of birth are correct;*
- *If you have told Companies House of any changes since the date of the covering letter, please repeat this information in the appropriate space provided.*

YOU CANNOT USE THIS FORM TO TELL COMPANIES HOUSE ABOUT:

- The appointment of any new company officers. You must use form 288a;
- The allotment of new shares. You must use form 88(2);
- An increase in total nominal share capital. You must use form 123.

REMEMBER:

- *Make sure that the aggregate issued nominal capital in section 3 is completed correctly (if applicable);*

Companies House holds the public records of more than a million companies. It provides a range of services to make it easier for you to access information and file documents.

Companies House can be found at:

CARDIFF
Crown Way, Cardiff CF14 3UZ

LONDON
21 Bloomsbury Street, London WC1B 3XD

BIRMINGHAM
Central Library, Chamberlain Square, Birmingham B3 3HQ

LEEDS
25 Queen Street, Leeds LS1 2TW

MANCHESTER
75 Mosley Street, Manchester M2 2HR

EDINBURGH
37 Castle Terrace, Edinburgh EH1 2EB

Central Enquiries and Information including Products and Services please call
0870 3333636
or visit our web site at www.companieshouse.gov.uk
Switchboard 029 2038 8588



Companies House

— for the record —

Company Name
MULTI RESOURCE MARKETING LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
2184976

Information extracted from Companies House records on
5th May 2003

Section 1: Company details

Ref: 2184976/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	C/O Taylor Nelson Sofres Plc Westgate London W5 1UA	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** At Registered Office	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7415 Holding companies incl head offices	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of birth __ / __ / ____ Nationality __________ Occupation __________ Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 156,680	Number of shares issued
	Aggregate Nominal Value of issued shares £156,680.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 156,680	Total number of shares issued
	Total Nominal value of shares issued £156,680.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 2184976

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name TAYLOR NELSON SOFRES PLC **Address** Westgate London W5 1UA **Shares held** *Class* Ordinary *Number* 152158	Name ______ Address ______ ______ ______ UK Postcode ____ ___ **Shares held** *Class* ______ *Number* ______ ______ ______	**Shares transferred by** TAYLOR NELSON SOFRES PLC *Class* ______ *Number* ______ *Date of transfer* __/__/____ ______ ______ __/__/____
Shareholder Name TAYLOR NELSON SOFRES INTERNATIONAL LTD **Address** Westgate London W5 1UA **Shares held** *Class* Ordinary *Number* 4522	Name ______ Address ______ ______ ______ UK Postcode ____ ___ **Shares held** *Class* ______ *Number* ______ ______ ______	**Shares transferred by** TAYLOR NELSON SOFRES INTERNATIONAL LTD *Class* ______ *Number* ______ *Date of transfer* __/__/____ ______ ______ __/__/____

- Please fill in details of any persons or corporate bodies who are shareholders the company at the date of this return, but whose details are not printed in Section 4.

- Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

- For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

- Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	**Class and number of shares or amount of stock held**	**Class and number of shares or amount of stock transferred** (If appropriate)	**Date of registration of transfer** (If appropriate)
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			
Name ____ Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _			

363s Annual Return Declaration



Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature ____________ (Director / Secretary)

Date 16/05/2003

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *30/5/2003*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **30th May 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc, Westgate, London

DX number *if applicable*: __ __ __ __ __ __

DX exchange: ____________

Postcode: W5 1UA

TNS UK Limited

Westgate London W5 1UA

The Royal Bank of Scotland plc

London Corporation Service Centre

PO Box 39979 2½ Devonshire Square London EC2M 4WS

16-04-00

Date	Pay only *
19/05/03	COMPANIES HOUSE

£ ******45.00

Amount of pounds in words (pence as in figures)

Millions	£100,000's	£10,000's	£1,000's	£100's	£10's	£1's
ZERO	ZERO	ZERO	ZERO	ZERO	FOUR	FIVE

A/c Payee Not Negotiable

For and on behalf of TNS UK Limited

Authorised Signatory

Authorised Signatory

⑈000826⑈ 16⑆0400⑆ 20065011⑈


Insight
INVESTMENT

HBOS plc

19th June 2003

The Company Secretary
Taylor Nelson Sofres Plc
Westgate
London
W5 1AU

Insight Investment
33 Old Broad Street
London
EC2N 1HZ

Tel 020 7930 5474
www.insightinvestment.com

Telephone calls may be recorded

Dear Sir

On behalf of HBOS plc.

Pursuant to Section 198 of the Companies Act 1985, Section 198, on behalf of HBOS plc, we give notice that HBOS plc and its subsidiaries have a material interest in the shares of your company as follows:

Sedol	No of Shares	Security class	Fund - Registered Holder	
0191539	796,000	Ordinary 5p	1105	Chase Nominees Ltd A/C 1105
0191539	37	Ordinary 5p	PP0588	Pershing Keen Nominees
0191539	13,994	Ordinary 5p	UKTRA0	JP Morgan Chase Bank, Luxembourg
0191539	18,663,487	Ordinary 5p	WPUKEQ	Chase Nominees Ltd A/C MAIN

HBOS plc's material interest is now 19,473,518 units which is 4.53% of the shares in issue.

In the event of a query regarding the above please contact Donna Franks on 0207 321 1311.

Yours faithfully

Section Manager
Investment Operations


London
STOCK EXCHANGE
RNS
The company news service from the London Stock Exchange
Help | London Stock Exchange Home

View Announcement


status list

Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Holding(s) in Company		12:42 23 Jun 03

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		Name of shareholder having a major interest INSIGHT INVESTMENT	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. ABOVE		**4.** Name of the registered holder(s) and, if more than one ho number of shares held by each of them CHASE NOMINEES LTD (A/C 1105) 796,00C PERSHING KEEN NOMINEES 37 JP MORGAN CHASE BANK, LUXEMBOURG 13,994 CHASE NOMINEES LTD A/C MAIN 18,663,487	
5. Number of shares/amount of stock acquired Not given	**6.** Percentage of issued class N/A	**7.** Number of shares/amount of stock disposed Not given	**8.** Percentage of issued c N/A
9. Class of security ORDINARY SHARES, 5 PENCE EACH		**10.** Date of transaction 19/6/03	**11.** Date company inforr 20/6/03
12. Total holding following this notification **19,473,518**		**13.** Total percentage holding of issued class following this nc 4.52%	
14. Any additional information N/A		**15.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRET, 020 897 4655 OR 07734 044320	

16. Name and signature of authorised company official
Responsible for making this notification

IAN PORTAL, GROUP COMPANY SECRETARY, 020 8967 2196 OR 07736613847

Date of notification 23 JUNE 2003

END


status list

View Announcement



Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Holding(s) in Company		15:38 24 Jun 03

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 288735

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		Name of shareholder having a major interest STANDARD LIFE INVESTMENTS LIMITED	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. ABOVE		**4.** Name of the registered holder(s) and, if more than one ho number of shares held by each of them N/A	
5. Number of shares/amount of stock acquired N/A	**6.** Percentage of issued class N/A	**7.** Number of shares/amount of stock disposed 729,680	**8.** Percentage of issued c 0.169%

9. Class of security ORDINARY SHARES, 5 PENCE EACH	**10.** Date of transaction 23/06/03	**11.** Date company inforr 24/06/03
12. Total holding following this notification **12,772,740**	**13.** Total percentage holding of issued class following this nc 2.966%	

14. Any additional information N/A	**15.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRET/ 020 897 4655 OR 07734 044320 SOFIA BERNSAND, COMPANY SECRETARIAL ASS 0208 967 2230

16.	Name and signature of authorised company official Responsible for making this notification **IAN PORTAL, GROUP COMPANY SECRETARY**
Date of notification 24 JUNE 2003	

END


status list

The following replaces the holding in company announcement released on 19 June 2003 at 15.22 under RNS no. 5393M. Under section 13, the total percentage holding of issued class should read 3.136% and not 1.137% as previously reported.

The full-corrected version appears below.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO



All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	Name of shareholder having a major interest STANDARD LIFE INVESTMENTS LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. ABOVE	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them N/A

5. Number of shares/amount of stock acquired	**6.** Percentage of issued class	**7.** Number of shares/amount of stock disposed	**8.** Percentage of issued class
1,761,181	0.409%	N/A	N/A

9. Class of security	**10.** Date of transaction	**11.** Date company informed
ORDINARY SHARES, 5 PENCE EACH	17/06/03	18/06/03

12. Total holding following this notification	**13.** Total percentage holding of issued class following this notification
13,502,420	3.136%

14. Any additional information	**15.** Name of contact and telephone number for queries
N/A	JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 897 4655 OR 07734 044320

16. Name and signature of authorised company official Responsible for making this notification

IAN PORTAL, GROUP COMPANY SECRETARY

Date of notification 19 JUNE 2003


STANDARD LIFE INVESTMENTS

Standard Life Investments
1 George Street
Edinburgh
EH2 2LL
United Kingdom
Fax: 0131 245 7106
Direct Dial Tel.: 0131 245 0227
18 June, 2003

Company Secretary
Taylor Nelson Sofres plc
Fax: 020 8967 4060

Dear Sir / Madam

Taylor Nelson Sofres plc Ord GBP0.05 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you that on 17/06/03, Standard Life Investments purchased 1,761,181 shares on behalf of Standard Life Group, this increased the total held as a **material** interest to 13,502,420 shares being 3.138% of the issued stock of that class.

No. of shares held	Registered Name
13,502,420	Stanlife Nominees Limited

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 245 7106.

Yours faithfully

Lynne McWilliams
Data Control

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO: 871596

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	Name of shareholder having a major interest STANDARD LIFE INVESTMENTS LIMITED
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. ABOVE	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them N/A

5. Number of shares/amount of stock acquired	**6.** Percentage of issued class	**7.** Number of shares/amount of stock disposed	**8.** Percentage of issued class
1,761,181	0.409%	N/A	N/A

9. Class of security	**10.** Date of transaction	**11.** Date company informed
ORDINARY SHARES, 5 PENCE EACH	17/06/03	18/06/03

12. Total holding following this notification	**13.** Total percentage holding of issued class following this notification
13,502,420	1.137%

14. Any additional information	**15.** Name of contact and telephone number for queries
N/A	JUDITH GEORGE, ASSISTANT COMPANY SECRETARY 020 897 4655 OR 07734 044320

16. Name and signature of authorised company official
Responsible for making this notification

IAN PORTAL, GROUP COMPANY SECRETARY, 020 8967 2196 OR 07736613847

Date of notification 19 JUNE 2003



Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

Fax

To: London Stock Exchange	**From:** Sofia Bernsand
Company:	**CC:**
Fax number: 0207-588-6057	**Date:** 19 June 2003
Total pages: 1	

Taylor Nelson Sofres plc – announcements to London Stock Exchange

Dear Sirs

Dealing by shareholder
AVS No: 871596

I attach announcement of dealing by substantial shareholder.

Yours faithfully

Sofia Bernssand
Company Secretarial Assistant

View Announcement

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Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Director Shareholding		16:24 20 Jun 03

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PE

AVS NO 698100

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		**2.** Name of director ANTONY BRIAN COWLING	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest 2. ABOVE		**4.** Name of the registered holder(s) and, if more than one h number of shares held by each of them (if notified) ANTONY BRIAN COWLING	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) 2. ABOVE		**6.** Please state the nature of the transaction. For PEP trans please indicate whether general/single co PEP and if discretionary/non discretionary /non disc SALE OF SHARES	
7. Number of shares/amount of stock acquired N/A	**8.** Percentage of issued class N/A	**9.** Number of shares/amount of stock disposed 500,000	**10.** Percentage of issu 0.116%
11. Class of security ORDINARY SHARES, 5 PENCE EACH	**12.** Price per share 170 pence	**13.** Date of transaction 19 June 2003	**14.** Date company inf 20 June 2003
15. Total holding following this notification 2,315,820 BENEFICIAL 690,130 NON-BENEFICIAL		**16.** Total percentage holding of issued class following this 0.698%	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable
19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, nun
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which optior following this notification

23. Any additional information	24. Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRE' 020 8967 4655 OR 07734 044320

25. Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY 020 8967 2196 0R 077366 13847 Date of notification 20 June 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PE

AVS NO

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		2. Name of director MICHAEL ANTHONY KIRKHAM	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest 2. ABOVE		4. Name of the registered holder(s) and, if more than one h number of shares held by each of them (if notified) MICHAEL ANTHONY KIRKHAM	
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s) 2. ABOVE		6. Please state the nature of the transaction. For PEP transa please indicate whether general/single co PEP and if discretionary/non discretionary /non discr EXERCISE OF 568,182 SHARE OPTIONS GRANTEI UNDER THE EMPLOYEE BENEFIT TRUST LONG 1 INCENTIVE PLAN & SUBSEQUENT SALE OF SHA	
7. Number of shares/amount of stock acquired 568,182	8. Percentage of issued class 0.132%	9. Number of shares/amount of stock disposed 420,000	10. Percentage of issue 0.0975%
11. Class of security ORDINARY SHARES, 5 PENCE EACH	12. Price per share 170 pence	13. Date of transaction 19 June 2003	14. Date company info 20 June 2003
15. Total holding following this notification 342,836 BENEFICIAL		16. Total percentage holding of issued class following this r 0.08%	

If a director has been granted options by the company please complete the following boxes.

17. Date of grant	18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option	20. Description of shares or debentures involved: class, num
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise	22. Total number of shares or debentures over which option following this notification
23. Any additional information	24. Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRET 020 8967 4655 OR 07734 044320

25. Name and signature of authorised company official responsible for making this notification
IAN PORTAL, GROUP COMPANY SECRETARY 020 8967 2196 0R 077366 13847
Date of notification 20 June 2003

END


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